UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
November 23, 2006
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Date November 23, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso divests Metso Powdermet AB in Sweden to Sandvik
(Helsinki, Finland, November 23, 2006) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso has signed an agreement to sell the shares of Metso Powdermet AB in Sweden to Sandvik AB. The deal is expected to be closed by the end of 2006. The parties have agreed not to disclose the transaction price.
Metso Powdermet AB, based in Surahammar, Sweden, is a leading supplier of powder metallurgy hot isostatic pressing (HIP) products and components. It provides materials technology solutions mainly for offshore, general engineering and energy industry customers. Metso Powdermet AB’s net sales in 2006 are estimated to be approximately EUR 10 million, and the company employs 13 people.
The divestment is in line with Metso’s strategy to focus on its core businesses.
Metso Powdermet Oy in Finland will remain in Metso Corporation. Its sphere of operations will be expanded into a materials technology RTD unit serving both Metso’s businesses and external customers.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Vesa Kainu, President, Metso Ventures, tel. +358 204 84 3258
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by ”expects”, ”estimates”, ”forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.